

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Andrew Chien
Chief Executive Officer
USChina Venture I, Inc.
USChina Venture II, Inc.
665 Ellsworth Avenue
New Haven, CT 06511

     Re: **USChina Venture I, Inc.**
           Registration Statement on Form 10-12G
           Filed January 24, 2011, as amended
           File No. 000-54255

           USChina Venture II, Inc.
           Registration Statement on Form 10-12G
           Filed January 24, 2011, as amended
           File No. 000-54256

Dear Mr. Chien:

     We have completed our review of your filings and do not have any further comments at this time.

                   Sincerely,

                   /s/ Paul Fischer for
                   Larry Spirgel
                   Assistant Director